C21 Investments enters into definitive agreement for the
acquisition of cannabis firm, Phantom Farms
Legacy cannabis brand to strengthen C21 Investments brand portfolio

VANCOUVER, October 17, 2018 – C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) today announced that it has entered into definitive agreements for the June 18, 2018 announced acquisition of Phantom Venture Group LLC and Phantom Brands LLC (together “Phantom Farms”) and SDP Development Group, LLC (“SDP”), the owner of the real property used in the Phantom Farms business.

Phantom Farms has outdoor cannabis cultivation facilities totalling 80,000 square feet plus an additional 40,000 square feet under development in Southern Oregon. In addition, they operate a 5,600-square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, plus a 7,700 square foot state of the art indoor grow facility in Central Oregon. SDP currently leases such property to Phantom Farms.

“Phantom Farms is a high-quality operation with a talented team producing some of the finest products in Oregon,” said Robert Cheney, President and CEO of C21 Investments. “Phantom Farms is among several successful companies set to join C21 Investments in order to make us a world-class, vertically integrated cannabis company.”

“We are excited to be part of a growing company with passionate employees who are committed to the quality of the products they produce and the communities they serve,” said Sky Pinnick, CEO of Phantom Farms. “Joining C21 Investments will enable us to expand our operations and establish our brand as a powerhouse in the global cannabis industry.”

C21 Investments’ strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21 Investments’ focus is to expand into jurisdictions where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network.

Terms of Phantom Farms Acquisition
The Phantom Farms acquisition is subject to prior approval of the Oregon Liquor Control Commission (“OLCC”) which is expected to be received in approximately 3 months, with closing to occur following receipt of approval. On closing, C21 Investments will acquire 100% of Phantom Farms’ membership units. The aggregate purchase price payable is (1) US$8,010,000 payable by the issue of 2,670,000 common shares (“shares”) at a deemed price of USD$3.00 per share, (2) 2,000,000 share purchase warrants of C21 Investments, with each warrant exercisable for one share at a price of CAD$1.50 per share, and (3) up to an additional 4,500,000 shares upon C21’s Oregon business achieving certain performance targets over up to a 7-year period following the closing date.

Terms of SDP Acquisition
Closing of the acquisition of the SDP membership interests has been deferred until October, 2020. Until then, Phantom Farms will continue to lease the real property from SDP at market rents. On closing, C21 Investments will acquire 100% of SDP’s membership units for an aggregate purchase price of US$8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of USD$3.00 per share.

About Phantom Farms
Phantom is a premium legacy cannabis brand based in Oregon, known for its organic cultivation practices, with a focus on quality terpene development. Phantom was awarded ‘Best CBD Flower’ at the prestigious Dope Cup in 2016 and 2018, and received ‘Outstanding Terpenes’ at the 2018 Cultivation Classic. www.phantom-farms.com

ABOUT  C21  INVESTMENTS
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close in Q4/18 to acquire Silver State Relief in Nevada and Phantom Farms in Oregon, and Letters of intent to acquire and expected to close also in Q4/18 with Swell Companies, Grön Chocolates & Confections, and three dispensaries in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally that will add to the company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 # 312

Cautionary Statement:
Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

The CSE has not accepted responsibility for the adequacy or accuracy of this release, and in no way has passed upon the merits of the Acquisition.